ALKALI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$ 2,329,119
Accounts receivable	2,473
Other receivable	2,555
Prepaid expenses	46,330
Total assets	$ 2,380,477

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses and other payables	$ 355,097
Deferred revenue	65,000
Total liabilities	420,097
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	1,960,380
Total liabilities and member's equity	$ 2,380,477